UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

LIONBRIDGE TECHNOLOGIES, INC.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

536252109
(CUSIP Number)

Alan M. Stark 411 N. New River Drive E. # 2201 Fort Lauderdale FL 33301 973-998-1430
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 22, 2015
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 536252109	13D

1.	Name of Reporting Persons:
LEON G. COOPERMAN

2.	Check the Appropriate Box If a Member of a Group	a. ☒
b. ☐

3.	SEC Use Only

4.	Source of Funds:
PF

5.	Check If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization:
UNITED STATES

Number of Shares Beneficially Owned by Each Reporting Person With

7.	Sole Voting Power
0
8.	Shared Voting Power
0
9.	Sole Dispositive Power
712,855
10.	Shared Dispositive Power
0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
4,548,874

12.	Check If the Aggregate Amount in Row 11 Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row 11
7.1%

14.	Type of Reporting Person
IN

CUSIP No. 536252109	13D

Item 1. Security and Issuer

This statement on Schedule 13D (“Schedule 13D”) relates to the common stock, par value $0.01 per share (the “Common Stock”), of Lionbridge Technologies, Inc., a Delaware corporation (the “Issuer”).  The address of the principal executive office of the Issuer is 1050 Winter Street, Waltham MA 02451.  Information given in response to each item herein shall be deemed incorporated by reference in all other items, as applicable.

Item 2. Identity and Background

(a)      The name of the reporting person is Leon G. Cooperman (“Mr. Cooperman” or the “Reporting Person”).

(b)      The address of Mr. Cooperman is 11431 W. Palmetto Park Road, Boca Raton, FL 33428.

(c)      Mr. Cooperman is the Managing Member of Omega Associates, L.L.C. (“Associates”), a limited liability company organized under the laws of the State of Delaware. Associates is a private investment firm formed to invest in and act as general partner of investment partnerships or similar investment vehicles. These entities are private investment firms engaged in the purchase and sale of securities for investment for their own accounts.

Mr. Cooperman is the CEO, and sole stockholder of Omega Advisors, Inc., a Delaware corporation, engaged in providing investment management services, and Mr. Cooperman is deemed to control said entity.

(d)      During the past five years Mr. Cooperman was not convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)      During the past five years, Mr. Cooperman was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)      Mr. Cooperman is a citizen of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration

Mr. Cooperman purchased the shares of the Issuer’s Common Stock using his own individual funds. Solely as a result of the Proxy Agreement (as defined below), Mr. Cooperman may be deemed to beneficially own the shares of the Issuer’s Common Stock owned by the Glen Capital Group (as defined below). No funds from Mr. Cooperman were used to acquire any of the shares of the Issuer’s Common Stock owned by the Glen Capital Group.

Item 4. Purpose of Transaction

Mr. Cooperman has acquired the Common Stock reported in this Schedule 13D for investment purposes because he believed that the Common Stock was undervalued and represented an attractive investment opportunity. Mr. Cooperman entered into an Irrevocable Proxy and Voting Agreement with Glen Capital Partners, LLC (“Glen Capital”) on October 22, 2015 (the “Proxy Agreement”) pursuant to which, among other things, Mr. Cooperman granted Glen Capital an irrevocable proxy to vote shares of the Company owned by Mr. Cooperman (whether then owned or acquired thereafter) for so long as Glen Capital, Gregory L. Summe, Glen Capital Partners Focus Fund, L.P., and Glen Capital General Partner LLC (collectively, the “Glen Capital Group”) own shares of the Company.  Mr. Cooperman maintains investment discretion over shares of the Company he owns and may continue to purchase shares of the Company at his discretion.  The Proxy Agreement provides that until the one-year anniversary of the Proxy Agreement, Mr. Cooperman will not dispose of any Company shares, unless the Glen Capital Group determines to dispose of Company shares.  Any disposition by both the Glen Capital Group and Mr. Cooperman, whether during the one-year lock-up period or thereafter, will be made on a pro rata basis.  As a result of the Proxy Agreement, Glen Capital and Mr. Cooperman have formed a “group” for purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Act”), and Rule 13d-5(b)(1) thereunder.

The foregoing description of the Proxy Agreement is not a complete description of all of the parties’ rights and obligations under the Proxy Agreement. The above description is qualified in its entirety by reference to the Proxy Agreement, a copy of which is attached as Exhibit 99.1 hereto, and is incorporated herein by reference.

CUSIP No. 536252109	13D

Item 5. Interest in Securities of the Issuer

The aggregate percentage of shares of Common Stock reported as beneficially owned by Mr. Cooperman has been determined in accordance with SEC rules and is based upon 64,512,045 shares of Common Stock outstanding, which is the total number of shares of Common Stock outstanding as reported in the Issuer’s 10-Q filed with the Securities and Exchange Commission on August 7, 2015.  The applicable SEC rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities and include shares of Common Stock issuable upon the conversion or exercise of other securities that are immediately convertible or exercisable, or are convertible or exercisable within 60 days of the filing of this Report.

(a)
Solely as a result of the Proxy Agreement, Mr. Cooperman may be deemed to beneficially own the shares of the Issuer’s Common Stock owned by the Glen Capital Group. As of the closing of business on October 26, 2015, Mr. Cooperman may be deemed the beneficial owner of 4,548,874 shares of the Issuer’s Common Stock, representing a beneficial ownership interest of approximately 7.1% of the outstanding shares of Common Stock.

 (b)             1.           Sole power to vote or direct vote: 0

2.           Shared power to vote or direct vote: 0

3.           Sole power to dispose or direct the disposition: 712,855

4.           Shared power to dispose or direct the disposition: 0

  (c)   The following table details the transactions, all of which were purchases on the open market, effected by Mr. Cooperman in the past 60 days:

Transaction Date	Price Per Share	Number of Shares
2-Oct-15	$4.7946	30,761
1-Oct-15	$4.8509	48,977
28-Sep-15	$4.9401	341,567
28-Sep-15	$4.8973	26,703
25-Sep-15	$5.0099	67,600
25-Sep-15	$5.0123	61,176
24-Sep-15	$4.9497	506
23-Sep-15	$4.9384	19,491
22-Sep-15	$4.9888	76,474
21-Sep-15	$5.1066	39,600

   (d)   Not applicable.

   (e)   Not applicable.

CUSIP No. 536252109	13D

 Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information regarding the Proxy Agreement under Item 4 is incorporated herein by reference in its entirety. To the best knowledge of Mr. Cooperman, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) between Mr. Cooperman and any other person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7.  Materials to Be Filed as Exhibits

    The following documents are filed as Exhibits to this statement:

Exhibit Number	Exhibit Description
99.1	Irrevocable Proxy and Voting Agreement dated as of October 22, 2015
99.2	Power of Attorney

CUSIP No. 536252109	13D

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

October 26, 2015	/s/ Alan M. Stark
Alan M. Stark, Attorney-in-Fact for the Reporting Person, duly authorized under Power of Attorney effective as of March 1, 2013 and filed on May 20, 2013 (attached hereto as Exhibit 99.2)

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C, 1001)